                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            ESENJAY EXPLORATION, INC.
                       (Name of Subject Company (issuer))

                             ECM ACQUISITION COMPANY
                     SANTOS AMERICAS AND EUROPE CORPORATION
                     SANTOS INTERNATIONAL HOLDINGS PTY LTD
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    296426109
                      (CUSIP Number of Class of Securities)

                              Kathleen A. Hogenson
                     Santos Americas and Europe Corporation
                         10111 Richmond Ave., Suite 500
                              Houston, Texas 77042
                                 (713) 986-1700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 James L. Leader
                               Baker Botts L.L.P.
                                 One Shell Plaza
                                  910 Louisiana
                            Houston, Texas 77002-4995
                                 (713) 229-1234

                            CALCULATION OF FILING FEE

                TRANSACTION VALUATION*       AMOUNT OF FILING FEE**
                ----------------------       ----------------------
                   $63,450,297.36                  $5,837.43

----------

* For purposes of calculating amount of filing fee only. Based on the offer to purchase 22,341,654 shares of common stock, par value $.01 per share, of Esenjay Exploration, Inc. at a purchase price of $2.84 per share net to the seller in cash, without interest. This number of shares represents the sum of (1) 19,121,568 total shares outstanding as of March 1, 2002, and (2) 3,220,086 shares reserved for issuance on the exercise of outstanding options and warrants as of March 1, 2002.

** The amount of the filing fee equals $92 per $1 million of the value of the transaction.

[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2).

      Amount Previously Paid:   $5,132.11
      Schedule:                 TO-T
      Filing Parties:           ECM Acquisition Company and Santos Americas and
                                Europe Corporation
      Date Filed:               March 26, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


================================================================================

         ECM Acquisition Company, a Delaware corporation (the "Purchaser"), Santos Americas and Europe Corporation, a Delaware corporation ("Santos") and Santos International Holdings Pty Ltd ("Santos International"), hereby amend and supplement the Tender Offer Statement on Schedule TO originally filed by the Purchaser and Santos with the Securities and Exchange Commission on March 26, 2002 (as so amended and supplemented, the "Schedule TO"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, of Esenjay Exploration, Inc., at a purchase price of $2.84 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2002, and the related letter of transmittal. This Amendment No. 1 to Schedule TO is being filed on behalf of the Purchaser, Santos and Santos International. Capitalized terms this amendment uses, but does not define have the meanings the Offer to Purchase specifies.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by amending and restating the penultimate sentence in the first paragraph of Section 4 entitled "Acceptance for Payment and Payment" to read in its entirety as follows:

         "We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for shares in order to comply with any required governmental regulatory approvals."

         Item 4 is hereby further amended and supplemented by amending and restating the introductory clause to the second paragraph, immediately preceding condition (a), of Section 14 entitled "Conditions to the Offer" to read in its entirety as follows:

         "Moreover, notwithstanding any other term of the offer or the acquisition agreement, we will not be required to accept for payment or, subject as aforesaid, pay for any shares we have not already accepted for payment or paid for, and may terminate or amend the offer, with or without the consent of Esenjay as the acquisition agreement provides, if, at any time on or after the date of the acquisition agreement and before the expiration date, any of the following conditions exists:"

         Item 4 is hereby further amended and supplemented by amending and restating condition (h) in Section 14 entitled "Conditions to the Offer" to read in its entirety as follows:

         "Santos shall not have received environmental site assessment reports from each of (1) Cornerstone Environmental Services, Inc., covering twelve of Esenjay's operating wells and (2) Anderson Environmental Services, Inc., covering Esenjay's remaining operating wells, in each case in form and substance reasonably satisfactory to Santos."

         Item 4 is hereby further amended and supplemented by amending and restating the final clause to the second paragraph, immediately following condition (j), of Section 14 entitled "Conditions to the Offer" to read in its entirety as follows:

         "in each case which, and regardless of the circumstances giving rise to any such condition, makes it inadvisable, in the good-faith judgment of Santos, to proceed with such acceptance for payment or payment."

         Item 4 is hereby further amended and supplemented by amending and restating the second sentence of the last paragraph of Section 14 entitled "Conditions to the Offer" to read in its entirety as follows:

         "Santos or we may assert any of those conditions regardless of the circumstances giving rise thereto or may waive any of those conditions in whole or in part at any time and from time to time in our sole discretion prior to the expiration date; provided, however, that while the acquisition agreement remains in effect, the Minimum Tender Condition may not be waived without the prior written consent of Esenjay."

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 is hereby amended and supplemented by amending and restating the twenty-seventh paragraph of Section 11 entitled "Contacts and Transactions With Esenjay; Background of the Offer" to read in its entirety as follows:

         "On February 26, 2002, Ms. Hogenson delivered a written proposal to Mr. Johnson in response to his request. The proposal provided that Santos USA would pay $2.86 per share in cash to purchase all of Esenjay's common stock, based on an enterprise value of $80 million less certain adjustments totaling $18.16 million derived from assumptions relating to Esenjay's balance sheet and other liabilities as of December 31, 2001 (giving an implied equity value of $61.84 million for 21.62 million shares on a fully diluted basis), and subject to, among other conditions, adjustments for further due diligence, the negotiation and execution of a mutually acceptable definitive merger agreement and approval of that agreement by the parties' boards of directors. The offer price remained subject to a positive or negative variance based on Santos USA's finalization of a comprehensive review of Esenjay's financial condition."

         Item 5 is hereby further amended and supplemented by amending and restating the twenty-ninth paragraph of Section 11 entitled "Contacts and Transactions With Esenjay; Background of the Offer" to read in its entirety as follows:

         "On March 5, 2002, Ms. Hogenson contacted Mr. Johnson to inform him of Santos USA's revised proposal following Santos USA's additional due diligence. As a result of that due diligence, Santos USA ascertained various positive and negative variances in Esenjay's financial condition which, when combined, resulted in a net negative variance of approximately $400,000. After negotiation, the parties agreed to reduce the initial offer price by $0.02 per share (i.e., a revised offer price of $2.84). This revised offer price was conditioned upon the execution of a stockholders agreement and option agreement with certain stockholders, directors and officers of Esenjay."

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by amending and restating of the first paragraph of the subsection "Appraisal Rights" under Section 12 entitled "Purpose of the Offer; The Transaction Agreements; Plans For Esenjay" to read in its entirety as follows:

         "The holders of shares will not have appraisal rights as a result of the offer. If the merger is consummated, however, certain holders of shares will have rights under Section 262 of the DGCL to demand appraisal of their shares. Because of the complexity of the procedures for exercising the right to seek appraisal of shares, stockholders who consider exercising such rights should seek the advice of counsel.

                  Not less than 20 days prior to any meeting of the stockholders to act on the merger, Esenjay will notify each record holder of shares entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262 of the DGCL. Generally, any such holder who

                  o delivers to Esenjay a written demand for appraisal of its shares before the vote on the merger,

                  o        does not vote its shares in favor of the merger,

                  o continuously holds such shares from the date of making the demand through the effective time of the merger, and

                  o otherwise complies with the applicable statutory procedures and requirements,

         will be entitled to receive a judicial determination of the fair value of their shares (excluding any element of value arising from the accomplishment or expectation of the merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of shares could be based on factors other than, or in addition to, the price per share to be paid in the merger or the market value of the shares. The value determined in this manner could be more or less than the price per share to be paid in the merger.

                  If the merger is consummated by a "short-form" merger procedure without a meeting of the stockholders, the notices will be delivered no later than 10 days after the effective time of the merger, and holders of shares entitled to appraisal rights who comply with the above requirements may demand appraisal of their shares in writing from Esenjay at any time within 20 days after the date the notices are mailed."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2002

ECM ACQUISITION COMPANY


By:  /s/ Kathleen A. Hogenson
    ------------------------------------------
         Kathleen A. Hogenson
         President

SANTOS AMERICAS AND EUROPE CORPORATION


By: /s/ Kathleen A. Hogenson
    ------------------------------------------
         Kathleen A. Hogenson
         President

SANTOS INTERNATIONAL HOLDINGS PTY LTD

By:  /s/ Michael George Roberts
    ------------------------------------------
         Michael George Roberts
         Director and Company Secretary

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

*(a)(1)(A)               Offer to Purchase, dated March 26, 2002

*(a)(1)(B)               Letter of Transmittal

*(a)(1)(C)               Notice of Guaranteed Delivery

*(a)(1)(D)               Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees

*(a)(1)(E)               Letter to Clients for Use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9

*(a)(1)(G)               Press release issued by Santos Ltd on March 18, 2002

*(a)(1)(H)               Summary Advertisement, published March 26, 2002

       (b)               None

   *(d)(1)               Agreement dated March 17, 2002 by and among Santos
                         Americas and Europe Corporation, ECM Acquisition
                         Company and Esenjay Exploration, Inc.

   *(d)(2) Stockholders Agreement dated March 17, 2002 by and between the Tendering Stockholders and Santos Americas and Europe Corporation

   *(d)(3) Option Agreement dated March 17, 2002 by and between the stockholders signatory thereto and Santos Americas and Europe Corporation

       (g)               None

       (h)               None

----------

* Previously filed.